

Mail Stop 4561

April 27, 2006

Robert J. Simmons
Chief Financial Officer
E*Trade Financial Corporation
135 East 57th Street
New York, New York 10022

> **Re: E*Trade Financial Corporation
> Form 10-K for the Fiscal Year Ended December 31, 2005
> File No. 1-11921**

Dear Mr. Simmons:

We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 1A. Risk Factors

Risks Relating to the Regulation of Our Business, page 10

1.   We note that you are a savings and loan holding company and that a majority of your revenues appear to be generated from lending and deposit activities. Please tell us how you determined that your presented consolidated financial statements comply with the reporting requirements of Article 9 of Regulation S-X considering the guidance in SAB Topic 11.K.

Item 8. Financial Statements and Supplemental Data

Note 1 – Summary of Significant Accounting Policies, page 74

Mandatory Convertible Debt, page 78

2.   We note your disclosure of the criterion you considered in determining that the stock purchase contracts be classified as equity. With respect to the 6 ¼ % Mandatory Convertible Notes Due November 2018 disclosed on page 110, please tell us how you considered each of these criteria in accounting for the attached purchase contracts specifying the relevant portions of the accounting literature considered. Additionally, identify the other relevant technical requirements that you considered in addition to the stated criterion.

Note 3 – Discontinued Operations, page 84

Consumer Finance Corporation, page 85

3.   We note that you will continue to have significant cost-generating activities in the disposed servicing business of Consumer Finance Corporation and that you recognized a pre-tax gain of $35.5 million on its sale. Please clarify your accounting for these cost-generating activities and tell us if you recognized a servicing liability upon the sale of the servicing business, specifying the authoritative accounting literature upon which you rely.

Note 12 – Accounting for Derivative Financial Instruments and Hedging Activities, page 101

4.   For each type of hedging relationship, for the periods presented, please tell us how you determined that they met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133. Specifically address the following for each type of hedging relationship:
- the nature and terms of the hedged item or transaction;
- the nature and terms of the derivative instruments;
- the specific documented risk being hedged;
- the type of SFAS 133 hedge (fair value, cash flow, etc.); and
- the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis.

5.   Please tell us whether you use the short-cut method or matched terms for any of your hedging relationships that qualify for hedge accounting treatment under SFAS 133 for the periods presented. If so, please tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

Note 24 – Commitments, Contingencies and Other Regulatory Matters, page 121

6.   We note that Nomura Securities, Inc. paid you $35 million during 2005 to resolve a legal dispute. Please tell us how you accounted for the gain on settlement and where this gain is classified in the consolidated statements of income.

Note 25 – Segment and Geographical Information, page 124

7.   We note in the second last paragraph on page 124 that the Retail segment includes lending products and services to individuals. Please tell us how deemed it appropriate to allocate the entire provision for loan losses to the Institutional segment in the financial information tables.

Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3423 if you any questions.

Sincerely,

Amit Pande
Assistant Chief Accountant